FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

This Amendment No. 2 to Annual Report on Form 18-K for the year ended December 31, 2008 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”) and Austria.

The undersigned registrants hereby amend their Annual Report on Form 18-K for the year ended December 31, 2008, as previously amended, as follows:

-	Exhibit (d) is hereby amended by deleting the penultimate paragraph under the heading “Labor and Social Legislation” and replacing it with the following:

“As a result of the financial crisis and its adverse effects on Austrian production and exports, unemployment increased in 2009; in July 2009 the unemployment rate (measured based on the counting method used by the Austrian Labor Market Service) was 7.4% (measured based on Eurostat definition, the unemployment rate in July 2009 was 4.8%).”

-	Exhibit (d) is hereby amended by:

-	replacing the caption of the table entitled “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of December 31, 2008” with “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of September 28, 2009”; and

-	replacing the caption of the right column of the table entitled “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of September 28, 2009” with “Amount in EUR based on exchange rate as of 09/22/2009”.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 21st day of October, 2009.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ MAG. WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ DR. ANTON EBNER
Name:	Dr. Anton Ebner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, The Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington D.C., on the 21st day of October, 2009.

THE REPUBLIC OF AUSTRIA

/s/ DR. CHRISTIAN PROSL
Name:	Dr. Christian Prosl
Title:	Ambassador extraordinary and plenipotentiary of the Republic of Austria to the United States